UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                           MEDCATH CORPORATION (MDTH)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58404W109
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                December 26, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        465,296 Common shares (2.2%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    465,296
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 465,296; for all reporting persons as a group, 2,728,011 shares (13.1%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        459,066 common shares (2.2%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    459,066
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 459,066; for all reporting persons as a group, 2,728,011 shares (13.1%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        1,712,685 common shares (8.2%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    1,712,685
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 1,712,685; for all reporting persons as a group, 2,728,011 shares (13.1%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        90,964 common shares (0.4%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    90,964
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 90,964 shares; for all reporting persons as a group, 2,728,011 shares (13.1%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           2,728,011 shares (13.1%)
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,728,011 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 2,728,011; for all reporting persons as a group, 2,728,011 shares (13.1%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           459,066 common shares (2.2%)
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    459,066 common shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 459,066; for all reporting persons as a group, 2,728,011 shares (13.1%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

      This Amendment No. 9 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below:

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable Fund. The aggregate purchase price for the purchases of Shares reported in Item 5 was $445,364.

Item 4. Purpose of Transaction.

      We have continued increasing our ownership of MDTH because the company's share price remains deeply discounted from its intrinsic value, even though MDTH has the strongest balance sheet and the best growth prospects in the for-profit hospital industry. We now own 2,728,011 MDTH shares, 13.1% of the company, and are the company's largest outside shareholder.

We believe, if MDTH were to trade at a price commensurate with its growth, profitability, and balance sheet, that its share price should be approximately 150% higher, nearly $60 per share, in three years.

Because MDTH's shares have been so deeply under-valued recently we enthusiastically endorse the company's recent decision to spend up to $59M to repurchase its shares. We encourage MDTH to spend all $59M opportunistically repurchasing shares, provided it can acquire shares at highly advantageous prices. In fact, if and when MDTH spends the full $59M, we call on the company to authorize the opportunistic repurchase of up to three million additional shares, so it can drive the company's return on shareholder equity up into double digits.

For the reasons set forth below (which update the substantive discussion in our March 2006 Schedule 13D) we believe that completing and extending the share repurchase program, provided shares can be bought at advantageous prices, makes abundant sense:

      1. Through the recent recapitalization of its Harlingen, Texas hospital; the sale of its Lafayette, Louisiana hospital; and increasingly profitable core operations at its remaining hospitals, MDTH, at the time it committed to the share repurchase program, had reduced its net debt to zero. The company enjoys the strongest balance sheet in the hospital industry. Most of its public and private for-profit competitors carry very substantial levels of debt.

      2. MDTH, beginning July 15, 2008, will be able to redeem two-thirds of its debt, its $102M of 9 7/8% senior notes. Given the dramatic improvement in MDTH's operational performance since the company originally issued that debt, the company should be able to refinance at more attractive rates and terms.

      3. MDTH also has an opportunity to monetize the assets on its balance sheet, generating cash with which to pay down, or even pay off, the senior notes. There could be a terrific opportunity for the new CFO to explore possible sale-leaseback transactions of the company's real estate portfolio. MDTH owns the land and buildings at all of its hospitals except Austin and Harlingen, Texas. According to MDTH's most recent Form

            10-K, its historical cost for the land is $25.5M and $231M for the buildings. Recent hospital sale-leaseback transactions have been priced at the cap rates of a lifetime.

      4. The company's payer mix has been improving and, through new and expanded managed care contracts, should continue to improve, boosting margins and reducing political risk. As MDTH demonstrated on its December 20, 2007 Analyst Day, from fiscal 2004 through the fourth quarter of fiscal 2007, Medicare and Medicaid, as a percentage of MDTH hospital division revenues, have fallen from 57% to 47.8% while commercial payers have grown from 36% to 42.4%.

      5. Possible Congressional efforts to penalize hospitals partially owned by physicians are seriously misunderstood and their potential impact exaggerated. The overwhelming reason why physicians refer patients to MDTH hospitals is because MDTH hospitals are designed and operated to maximize physician productivity and patients' clinical outcomes. Patient transport is minimized; nursing oversight and accessibility are maximized; physicians have ready access to diagnostic tests and to surgical suites; and patients heal better and faster in MDTH hospitals. Even if Congress were to limit or ban physician ownership, these clinical and productivity benefits would continue driving physician preference for MDTH hospitals.

MDTH's growth strategy carries unusually low risk and capital intensity, even as the company drives revenues up 50%, to north of $1 billion, by 2010-2011. First, MDTH is adding surgical revenues at existing hospitals by recruiting physicians in specialty areas beyond cardiology. Second, MDTH is adding 135 beds at its existing hospitals by building out already shelled space, at a remarkably low cost of only $170,000 per bed. Third, MDTH is adding a tower at its Louisiana Heart Hospital and Medical Center and may do the same on several of its other existing hospital campuses.

The previous statements by the Reporting Persons regarding their investment in MDTH represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting MDTH and/or extrinsic factors such as developments in the company's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, and to discuss the company and their investment in it with the directors and executive officers of the company and third parties, without further amending the Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 2,728,011 common shares, constituting approximately 13.1% of the outstanding Shares.

      (c) Since the prior amendment to the Schedule 13D the following purchases of Shares were made by the Reporting Persons in open market transactions:

Fund                           Transaction Date     Shares Bought          Price
----                           ----------------     --------------         -----
D3 Family Canadian Fund LP        12/19/2007                    88         22.70
D3 Family Fund LP                 12/19/2007                 4,950         22.70
D3 Family Bulldog Fund LP         12/19/2007                13,400         22.70
D3 Family Canadian Fund LP        12/20/2007                    50         22.75
D3 Family Fund LP                 12/20/2007                   214         22.75
D3 Family Bulldog Fund LP         12/20/2007                   900         22.75

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                 D3 Family Fund, L.P., D3 Family Bulldog Fund, and D3 Family Canadian Fund, L.P.


                                 By: Nierenberg Investment Management
                                     Company, Inc.

                                 Its: General Partner

December 27, 2007                By: /s/ David Nierenberg
------------------                   -------------------------------------------
                                     David Nierenberg, President


                                 DIII Offshore Fund, L.P.

                                 By: Nierenberg Investment Management
                                     Offshore, Inc.

                                 Its: General Partner

December 27, 2007                By: /s/ David Nierenberg
------------------                   -------------------------------------------
                                     David Nierenberg, President


                                 Nierenberg Investment Management Company, Inc.

December 27, 2007                By: /s/ David Nierenberg
------------------                   -------------------------------------------
                                     David Nierenberg, President


                                 Nierenberg Investment Management Offshore, Inc.

December 27, 2007                By: /s/ David Nierenberg
------------------                   -------------------------------------------
                                     David Nierenberg, President